Exhibit 99.1

InflaRx N.V.

Unaudited Condensed Consolidated

Financial Statements – June 30, 2023

These unaudited condensed financial statements are consolidated financial statements for the group consisting of InflaRx N.V. and its wholly-owned subsidiaries InflaRx GmbH, Jena, Germany, and InflaRx Pharmaceuticals Inc., Ann Arbor, Michigan, United States (together, the “Group”). The financial statements are presented in euros (€).

InflaRx N.V. is a company limited by shares, incorporated and domiciled in Amsterdam, The Netherlands.

Its registered office and principal place of business is in Germany, Jena, Winzerlaer Str. 2.

Index to Unaudited Condensed Consolidated Financial Statements

for the three and six months ended June 30, 2023

InflaRx N.V. and subsidiaries

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss
for the three and six months ended June 30, 2023 and 2022

		For the three months ended June 30,		For the six months ended June 30
		2023	2022	2023	2022
	Note	(unaudited)	(unaudited)	(unaudited)	(unaudited)
		(in €, except for share data)
Research and development expenses		(10,919,595)	(11,180,958)	(25,651,503)	(21,652,881)
General and administrative expenses		(3,540,805)	(4,346,965)	(7,149,359)	(8,734,408)
Sales and marketing expenses		(276,051)	—	(276,051)	—
Other income	2	4,882,908	14,441,541	12,629,096	14,443,135
Other expenses		(2,624)	(279)	(3,190)	(844)
Operating Result		(9,856,168)	(1,086,661)	(20,451,007)	(15,944,999)
Finance income	3	1,087,011	82,401	1,543,047	110,362
Finance expenses	3	(5,052)	(7,945)	(10,580)	(32,531)
Foreign exchange result	3	767,646	1,563,580	(369,664)	2,291,513
Other financial result	3	(195,567)	(86,000)	2,241	39,000
Income Taxes		—	—	—	—
Income (Loss) for the Period		(8,202,130)	465,376	(19,285,963)	(13,536,654)

Share Information
Weighted average number of shares outstanding		56,985,734	44,203,763	50,912,459	44,203,763
Income (Loss) per share (basic/diluted)		(0.14)	0.01	(0.38)	(0.31)
Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign currency		(330)	4,408,940	(17,116)	5,718,815
Total Comprehensive Income (Loss)		(8,202,460)	4,874,316	(19,303,079)	(7,817,839)

The accompanying notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries

Unaudited Condensed Consolidated Statements of Financial Position
as of June 30, 2023 and December 31, 2022

		June 30,
		2023	December 31,
	Note	(unaudited)	2022
		(in €)
ASSETS
Non-current assets
Property and equipment		296,382	328,920
Right-of-use assets		1,122,183	1,311,809
Intangible assets		90,789	138,905
Other assets	5	283,784	308,066
Financial assets	6	18,951,267	2,900,902
Total non-current assets		20,744,405	4,988,602
Current assets
Inventories	4	578,705	—
Current other assets	5	6,405,867	14,170,510
Current tax assets		2,925,037	1,432,087
Financial assets from government grants	6	5,193,246	732,971
Other financial assets	6	77,601,286	64,810,135
Cash and cash equivalents	7	19,515,959	16,265,355
Total current assets		112,220,100	97,411,058
TOTAL ASSETS		132,964,505	102,399,660

EQUITY AND LIABILITIES
Equity
Issued capital	8	7,065,993	5,364,452
Share premium	8	334,211,338	282,552,633
Other capital reserves		38,874,961	36,635,564
Accumulated deficit		(262,746,253)	(243,460,290)
Other components of equity		7,239,965	7,257,081
Total equity		124,646,004	88,349,440
Non-current liabilities
Lease liabilities	6	814,560	987,307
Other liabilities		36,877	36,877
Total non-current liabilities		851,437	1,024,184
Current liabilities
Trade and other payables	6	5,200,809	4,987,538
Liabilities from government grants	6	801,632	6,209,266
Lease liabilities	6	356,099	369,376
Employee benefits		900,474	1,312,248
Other liabilities		208,051	147,608
Total current liabilities		7,467,065	13,026,036
Total Liabilities		8,318,502	14,050,220
TOTAL EQUITY AND LIABILITIES		132,964,505	102,399,660

The accompanying notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity
for the six months ended June 30, 2023 and 2022

(in €, except for share data)	Note	Shares outstanding	Issued capital	Share premium	Other capital reserves	Accumulated deficit	Other components of equity	Total equity

Balance as of January 1, 2023		44,703,763	5,364,452	282,552,633	36,635,564	(243,460,290)	7,257,081	88,349,440
Loss for the period		—	—	—	—	(19,285,963)	—	(19,285,963)
Exchange differences on translation of foreign currency		—	—	—	—	—	(17,116)	(17,116)
Total comprehensive loss		—	—	—	—	(19,285,963)	(17,116)	(19,303,079)
Issuance of common shares	8	14,059,252	1,687,110	54,796,819	—	—	—	56,483,929
Transaction costs	8	—	—	(3,360,626)	—	—	—	(3,360,626)
Equity-settled share-based payments	9	—	—	—	2,239,397	—	—	2,239,397
Share options exercised	9	120,257	14,431	222,512	—	—	—	236,943
Balance as of June 30, 2023*		58,883,272	7,065,993	334,211,338	38,874,961	(262,746,253)	7,239,965	124,646,004

Balance as of January 1, 2022		44,203,763	5,304,452	280,310,744	30,591,209	(213,975,679)	3,050,271	105,280,996
Loss for the period		—	—	—	—	(13,536,654)	—	(13,536,654)
Exchange differences on translation of foreign currency		—	—	—	—	—	5,718,815	5,718,815
Total comprehensive loss		—	—	—	—	(13,536,654)	5,718,815	(7,817,839)
Equity-settled share-based payments	9	—	—	—	4,668,481	—	—	4,668,481
Balance as of June 30, 2022*		44,203,763	5,304,452	280,310,744	35,259,689	(227,512,333)	8,769,086	102,131,638

*	unaudited

The accompanying notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows
for the six months ended June 30, 2023 and 2022

		For the six months ended June 30,
		2023	2022
	Note	(unaudited)	(unaudited)
Operating activities		(in €)
Loss for the period		(19,285,963)	(13,536,654)
Adjustments for:
Depreciation & amortization of property and equipment, right-of-use assets and intangible assets		293,328	300,870
Net finance income	3	(1,165,044)	(2,408,345)
Share-based payment expense	9	2,239,397	4,668,481
Net foreign exchange differences	3	(23,953)	130,347
Changes in:
Financial assets from government grants	6	(4,460,274)	(8,260,503)
Other assets		6,295,975	611,843
Employee benefits		(411,774)	(640,112)
Other liabilities		60,443	(7,869)
Liabilities from government grants received	6	(5,407,634)	(6,154,865)
Trade and other payables		213,270	(661,741)
Inventories	4	(578,705)	—
Interest received	3	556,068	631,504
Interest paid	3	(10,777)	(32,039)
Net cash used in operating activities		(21,685,642)	(25,359,081)
Investing activities
Purchase of intangible assets, property and equipment		(24,673)	(9,728)
Purchase of current financial assets		(83,071,163)	(47,031,216)
Proceeds from the maturity of financial assets		55,202,491	59,595,044
Net cash from/(used in) investing activities		(27,893,346)	12,554,101
Financing activities
Proceeds from issuance of common shares	8	56,483,929	—
Transaction costs from issuance of common shares	8	(3,360,626)	—
Proceeds from exercise of share options	9	236,943	—
Repayment of lease liabilities		(184,791)	(182,014)
Net cash from/(used in) financing activities		53,175,455	(182,014)
Net increase/(decrease) in cash and cash equivalents		3,596,467	(12,986,995)
Effect of exchange rate changes on cash and cash equivalents		(345,862)	2,153,152
Cash and cash equivalents at beginning of period		16,265,355	26,249,995
Cash and cash equivalents at end of period	7	19,515,959	15,416,152

The accompanying notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

1.	Summary of significant accounting policies and other disclosures

a)	Reporting entity and the Group’s structure

InflaRx N.V. (the “Company” or “InflaRx”) is a Dutch public company with limited liability (naamloze vennootschap) with its corporate seat in Amsterdam, the Netherlands, and is registered in the Commercial Register of the Netherlands Chamber of Commerce Business Register under CCI number 68904312. The Company’s registered office is at Winzerlaer Straße 2 in 07745 Jena, Germany. Since November 10, 2017, InflaRx N.V.’s ordinary shares have been listed on the Nasdaq Global Select Market under the symbol IFRX.

InflaRx is a biopharmaceutical company focused on applying its proprietary anti-C5a and C5aR technologies to discover, develop and commercialize first-in-class, potent and specific inhibitors of the complement activation factor known as C5a. On April 4, 2023, the US Food and Drug Administration (FDA) issued an Emergency Use Authorization (EUA) for the emergency use of the Company’s monoclonal anti-C5a antibody vilobelimab, under the brand name Gohibic, for the treatment of COVID-19 in hospitalized adults. These consolidated financial statements of InflaRx comprise the Company and its wholly-owned subsidiaries, InflaRx GmbH, Jena, Germany, and InflaRx Pharmaceuticals Inc., Ann Arbor, Michigan, United States (together referred to as the “Group”).

b)	Basis of preparation

These interim condensed consolidated financial statements for the three- and six-month reporting periods ended June 30, 2023, and 2022 have been prepared in accordance with IAS 34 Interim Financial Reporting. These condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements. Accordingly, this report is to be read in conjunction with the financial statements in our annual report for the year ended December 31, 2022 on form 20-F.

The interim condensed consolidated financial statements were authorized for issue by the board of directors of the Company (the “Board of Directors”) on August 9, 2023.

The financial statements are presented in euros (€). The euro is the functional currency of InflaRx N.V. and InflaRx GmbH. The functional currency of InflaRx Pharmaceuticals Inc. is the U.S. dollar. Effective January 1, 2023, the functional currency of InflaRx N.V. changed from the U.S. dollar to the euro due to a change in the Company’s operational function and, in turn, a change in the primary currency of its underlying transactions. This change in functional currency has been accounted for prospectively.

All financial information presented in euros have been rounded. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them or may deviate from other tables.

The accounting policies adopted are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2022, except for the adoption of new standards effective as of January 1, 2023, as set out below. The Group has not adopted any other standard, interpretation or amendment that has been issued but is not yet effective early.

The following IFRS standards have been applied starting in Q2 2023 for the first time ever, as no transactions in the scope of these IFRS standards had been previously recognized and are not expected to have a significant impact on the Company’s consolidated financial statements in future periods.

●	IAS 2 Inventories

According to IAS 2, inventories are stated at the lower amount of cost or their net realizable value. Cost comprises direct materials and, where applicable, direct labor costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the weighted average cost method. Net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

●	IFRS 15 Revenue from contracts with customers

Revenue will be recognized when a performance obligation has been satisfied through the transfer of a promised good or service to a customer. An asset is transferred when the customer obtains control of that asset. Revenue will be recognized at the point in time that the control of the products is transferred to the customer and measured considering return liabilities. As of June 30, 2023, no revenue has been recognized.

The following amendments were adopted effective January 1, 2023, and do not have a material impact on the consolidated financial statements of the Group:

●	IFRS 17 Insurance Contracts

●	Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates

●	Amendments to IAS 12 Deferred Tax related to Assets and Liabilities arising from a Single Transaction

●	Amendments to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies -

The following standards issued will be adopted in a future period, and the potential impact, if any, they will have on the Group’s consolidated financial statements is being assessed:

●	Amendments to IFRS 16 Leases: Leases on Sale and Leaseback

●	Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants

2.	Other income

	For the three months ended June 30,		For the six months ended June 30
	2023 (unaudited)	2022 (unaudited)	2023 (unaudited)	2022 (unaudited)
	(in €)
Other income
Income from government grants	4,874,934	14,415,368	12,609,789	14,415,368
Other	7,974	26,173	19,307	27,767
Total	4,882,908	14,441,541	12,629,096	14,443,135

Other income for the three months ended June 30, 2023 amounted to €4.9 million (PY: €14.4 million) and for the six months ended June 30, 2023 amounted to €12.6 million (PY: €14.4 million), which is primarily attributable to income recognized from grant payments received from the German federal government for the development of vilobelimab as treatment for critically ill COVID patients, including expenses related to clinical development and manufacturing process development. The decrease in income from government grants is primarily due to a non-recurring catch-up effect of costs incurred in preceding periods for which income recognition was deferred until the three months ended June 30, 2022 when the recognition criteria were met.

3.	Net financial result

The net financial result comprises the following items for the three- and six-months ended June 30, 2023 and 2022, respectively:

	For the three months ended June 30,		For the six months ended June 30
	2023 (unaudited)	2022 (unaudited)	2023 (unaudited)	2022 (unaudited)
	(in €)
Financial income
Interest income	1,087,011	82,401	1,543,047	110,362
Financial expenses
Interest expenses	(363)	(2,243)	(782)	(22,102)
Interest on lease liabilities	(4,689)	(5,702)	(9,798)	(10,429)
Total	1,081,959	74,456	1,532,467	77,831

Interest income is derived from marketable securities and short-term deposits held by the Company and its subsidiary InflaRx GmbH:

	For the three months ended June 30,		For the six months ended June 30
	2023 (unaudited)	2022 (unaudited)	2023 (unaudited)	2022 (unaudited)
	(in €)
Foreign exchange result
Foreign exchange income	2,090,994	2,947,221	2,381,519	4,057,629
Foreign exchange expense	(1,323,348)	(1,383,641)	(2,751,183)	(1,766,116)
Total	767,646	1,563,580	(369,664)	2,291,513

Foreign exchange income and expense is mainly derived from the translation of the U.S. Dollar cash, cash equivalents and securities held by InflaRx GmbH and InflaRx N.V.

	For the three months ended June 30,		For the six months ended June 30
	2023 (unaudited)	2022 (unaudited)	2023 (unaudited)	2022 (unaudited)
	(in €)
Other financial result	(195,567)	(86,000)	2,241	39,000

Other financial result is attributable to the expected credit loss allowance, which is deducted from the Company’s current and non-current financial assets.

4.	Inventories

	As of June 30, 2023 (unaudited)	As of December 31, 2022
	(in €)
Raw materials and supplies	337,407	—
Unfinished goods	132,624	—
Finished goods	108,674	—
Total	578,705	—

The Company valued inventories at manufacturing cost in its consolidated statements of financial position as of June 30, 2023. Inventories do not include costs relating to production of products before the granting of the EUA for Gohibic (vilobelimab), since those were expensed in previous reporting periods as research and development expenses in the period incurred.

During the three and the six months ended June 30, 2023, there were no write-downs of inventories.

5.	Other assets

	As of June 30, 2023 (unaudited)	As of December 31, 2022
	(in €)
Non-current other assets
Prepaid expenses	283,784	308,066
Total	283,784	308,066
Current other assets
Prepayments on research & development projects	4,757,771	9,776,505
Prepaid expense	1,146,674	1,841,935
Others	501,422	2,552,071
Total	6,405,867	14,170,511
Total other assets	6,689,651	14,478,577

As of June 30, 2023, prepayments on research & development projects amounted to €4.8 million compared to €9.8 million as of December 31, 2022, and consist of prepayments on clinical and R&D material production contracts. The decrease in prepayments results from manufacturing development activities, which were partly completed in the six months ended June 30, 2023.

Prepaid expenses mainly consist of prepaid insurance expense.

The reduction of the amounts in the category “others” primarily relate to credit notes issued to the Company by CROs, which were still outstanding as of December 31, 2022 and were paid in 2023.

6.	Financial assets and financial liabilities

Set out below is an overview of financial assets and liabilities, other than cash and cash equivalents, held by the Group as of June 30, 2023 and December 31, 2022:

	As of June 30, 2023 (unaudited)	As of December 31, 2022
	(in €)
Financial assets at amortized cost
Non-current financial assets	18,951,267	2,900,902
Financial assets from government grants	5,193,245	732,971
Other current financial assets	77,601,286	64,791,088
Financial liabilities at amortized cost
Liabilities from government grants	801,632	6,209,266
Trade and other payables	5,200,809	4,987,538

As of June 30, 2023, the fair value of current and non-current financial assets (primarily quoted debt securities) amounted to €100.7 million (Level 1). The Group’s debt instruments at amortized cost consist solely of quoted securities that are graded highly by credit rating agencies such as S&P Global and, therefore, are considered low credit risk investments.

As of June 30, 2023, liabilities from government grants amounted to €0.8 million. Liabilities from government grants partly comprise funds received for advance payments to third parties. If goods or services from such third parties have not been received, corresponding amounts are not recognized as other income. The Company’s right to retain these funds is contingent on meeting all grant conditions.

7.	Cash and cash equivalents

	As of June 30, 2023 (unaudited)	As of December 31, 2022
	(in €)
Short-term deposits
Deposits held in U.S. dollars	7,825,926	3,422
Deposits held in euros	6,100,000	—
Total	13,925,926	3,422
Cash at banks
Cash held in U.S. dollars	3,340,889	8,645,014
Cash held in euros	2,249,144	7,616,918
Total	5,590,033	16,261,932
Total cash and cash equivalents	19,515,959	16,265,354

8.	Equity

In April 2023, the Company issued 3,235,723 ordinary shares under its ATM program resulting in $15.7 million (or €14.4 million) in net proceeds. The existing ATM program expired in July 2023 and no more shares are issuable under this program.

Through an underwritten public offering in April 2023, the Company sold and issued an aggregate of 10,823,529 ordinary shares, of which 1,411,764 were sold pursuant to the exercise of an overallotment option by the underwriters. The ordinary shares were sold at a price of $4.25 per share and have a nominal value of €0.12 per share. Proceeds of this offering after deducting €2.5 million ($2.8 million) in underwriting discounts amounted to €39.1 million ($43.2 million). Other offering expenses amounted to €0.4 million, resulting in a total of €38.7 million in net proceeds from this offering.

9.	Share-based payments

a)	Equity settled share-based payment arrangements

Prior to 2016, InflaRx GmbH granted options under the 2012 Stock Option Plan. Those InflaRx GmbH options were converted into options for ordinary shares of InflaRx N.V. at the time of its IPO in November 2017:

Number of share options	2023	2022
Outstanding as of January 1,	148,433	148,433
Exercised during the six months ended June 30	—	—
Outstanding as of June 30,	148,433	148,433
thereof vested	148,433	148,433

Under the terms and conditions of the share option plan 2016, InflaRx GmbH granted rights to subscribe for InflaRx GmbH’s ordinary shares to directors, senior management, and key employees. Those InflaRx GmbH options were converted into options for ordinary shares of InflaRx N.V. at the time of its IPO in November 2017:

Number of share options	2023	2022
Outstanding as of January 1,	888,632	888,632
Exercised during the six months ended June 30	—	—
Outstanding as of June 30,	888,632	888,632
thereof vested	888,632	888,632

InflaRx also granted share options under the 2017 LTIP subsequently to its IPO in November 2017. The total number of share options granted during the six months ended June 30, 2023 under the 2017 LTIP was as follows:

Number of share options	2023	2022
Total number of options outstanding as of January 1,	4,985,523	3,170,046
Granted during the six months ended June 30,	1,567,250	1,561,666
Exercised during the six months ended June 30,	105,327	—
Forfeited during the six months ended June 30,	—	(117,259)
Outstanding as of June 30,	6,447,446	4,614,453
thereof vested	4,788,759	3,306,162

The number of share options granted during the six months ended June 30, 2023 under the 2017 LTIP was as follows:

Share options granted 2023	Number	Fair value per option	FX rate as of grant date	Fair value per option	Share price at grant date / Exercise price	Expected volatility	Expected life (midpoint based)	Risk-free rate (interpolated, U.S. sovereign strips curve)

January 24	1,454,250	$2.11	0.9008	€1.90	$2.37	1.35	5.30	3.571%
January 24	52,500	$2.13	0.9008	€1.92	$2.37	1.35	5.50	3.565%
May 31	60,500	$3,61	0.9203	€3.32	$4.19	1.35	4.50	3.820%
	1,567,250

Of the 1,567,250 options granted in the six months ended June 30, 2023 (ended June 30, 2022: 1,561,666), 1,246,000 options (June 30, 2022: 1,362,500) were granted to members of the executive management or Board of Directors.

Expected dividends are nil for all share options listed above.

b)	Share-based payment expense recognized

For the six months ended June 30, 2023, the Company has recognized €2.2 million (ended June 30, 2022: €4.7 million) of share-based payment expense/(benefit) in the statements of operations and comprehensive loss.

None of the share-based payment awards were dilutive in determining earnings per share due to the Group’s loss position.

c)	Share options exercised

During the six months ended June 30, 2023, 105,327 shares (ended June 30, 2022: 0) were issued upon the exercise of share options, resulting in proceeds to the Company in the amount of €98 thousand (ended June 30, 2022: 0). All share options exercised during the six months ended June 30, 2023 were granted under the 2017 LTIP.

10.	Protective foundation

According to the Articles of Association of the Company, up to 110,000,000 ordinary shares and up to 110,000,000 preferred shares with a nominal value of €0.12 per share are authorized to be issued. All shares are registered shares. No share certificates shall be issued.

In order to deter acquisition bids, the Company`s shareholders approved the right of an independent foundation under Dutch law, or protective foundation, to exercise a call option on preferred shares. Pursuant to the call option agreement, the Company shall issue an amount of preferred shares to the protective foundation, amounting to up to 100% of the Company’s issued capital held by others than the protective foundation, minus one share. In order to exercise its right to such share issue, the protective foundation is expected to enter into a finance arrangement with a bank, or subject to applicable restrictions under Dutch law, the protective foundation may request the Company to provide, or cause the Company’s subsidiaries to provide, sufficient funding to the protective foundation to enable it to satisfy its payment obligation under the call option agreement.

These preferred shares will have both a liquidation and dividend preference over the Company`s ordinary shares and will accrue cash dividends at a pre-determined rate. The protective foundation would be expected to require us to cancel its preferred shares once the perceived threat to the Company and its stakeholders has been removed or sufficiently mitigated or neutralized. We believe that the call option does not represent a significant fair value based on a Level 3 valuation, since the preference shares are restricted in use and can be canceled by us.

During the six months ended June 30, 2023, the Company expensed €45 thousand (2022: €30 thousand) of ongoing costs to reimburse expenses incurred by the protective foundation.

11.	Subsequent events

Effective July 1, 2023, Dr. Camilla Chong was appointed the Company’s Chief Medical Officer.